Nasdaq Regulation

William Slattery
Vice President
Listing Qualifications

By Electronic Mail

October 20, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 20, 2020 The Nasdaq Stock Market (the "Exchange") received from Sarissa Capital Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Units, each consisting of one Class A ordinary share and one-third of
one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants included as part of the units, each whole warrant
exercisable for one Class A ordinary share at an exercise price of $11.50 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery